News Release
AMEX, TSX Symbol: NG

NovaGold Prices Public Offering for Gross Proceeds of US$95 Million

March 20, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced the pricing of its public offering of US$95.0 million aggregate principal amount of its convertible senior notes due May 1, 2015 (“Notes”) in Canada and the United States. Net proceeds before deducting estimated offering expenses are expected to be US$92.15 million. NovaGold has granted the underwriter an option to purchase up to an additional US$14.0 million aggregate principal amount of its Notes at the offering price during the period ending 30 days from the closing of the offering to cover over-allotments, if any. If the over-allotment option is exercised in full, gross proceeds will be US$109 million and net proceeds will be US$105.73 million.

J.P. Morgan Securities Inc. acted as the underwriter for the offering.

The Notes have a semi-annual cash interest coupon of 5.5% and are convertible into the Company’s common shares based on a conversion rate of 94.2418 common shares per US$1,000 principal amount of Notes, equivalent to a conversion price of approximately US$10.61 per share (equivalent to C$10.77 per share based on March 19, 2008 closing rate), subject to adjustment. The conversion price represents a 35% premium to the closing price of our common shares on March 19, 2008. Subject to the satisfaction of certain conditions, the Company may, in lieu of delivering common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The Notes will not be redeemable by the Company prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes on May 1, 2013 at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. In addition, if the Company experiences specified types of fundamental changes, it will be required to offer to repurchase for cash all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest.

The offering is expected to close on or about March 26, 2008, subject to customary conditions.

A copy of the final prospectus supplement (and accompanying base shelf prospectus) filed in connection with the offering may be obtained from J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York, USA, 11245, telephone: 718-242-8002.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of the securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to satisfy conditions to closing set forth in the underwriting agreement with the underwriter and to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s preliminary prospectus supplement, base shelf prospectus, Annual Information Form for the year ended November 30, 2007, and registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and/or the Canadian securities regulators. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

# # #

Contacts

Don MacDonald
Senior Vice President and CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

604-669-6227 or 1-866-669-6227